[redacted]

11019685

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section RECEIVED MAR 01 2011 Wash., DC

SEC FILE NUMBER
8- 44849

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manhattan Beach Trading Financial Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1926 E. Maple Ave.
(No. and Street)

El Segundo	CA	90245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Harris (310) 919-2070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar, Milner, Peterson, Miranda & Williamson, LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place Dr. 3rd Flr	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manhattan Beach Trading Financial Services Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

SQUAR MILNER

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Manhattan Beach Trading Financial Services, Inc.

We have audited the accompanying statement of financial condition of Manhattan Beach Trading Financial Services, Inc. (the "Company") as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, as amended (the "34 Act"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial statement schedule are free of material misstatements. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial statements and financial statement schedule. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manhattan Beach Trading Financial Services, Inc. as of December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying index is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by

Rule 17a-5 under the 34 Act. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Newport Beach, California
February 28, 2011

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash	$ 1,513,523
Accounts receivable	210,964
Commissions receivable, clearing house	584,770
Deferred tax assets	62,906
Clearing deposit	53,690
Prepaid expenses	49,777
Income tax receivable	49,699
Other assets	48,631
Total assets	$ 2,573,960

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 168,319
Commissions payable	170,328
Due to affiliates	799,882
Total liabilities	1,138,529
Stockholder's Equity	
Common stock, $1.00 par value, 1,000,000 shares authorized, 10,000 share issued and outstanding	10,000
Additional paid-in capital	513,346
Retained earnings	912,085
Total stockholder's equity	1,435,431
Total liabilities and stockholder's equity	$ 2,573,960

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Manhattan Beach Trading Financial Services, Inc. (the "Company") was granted registration as a broker-dealer by the Securities and Exchange Commission in May 1992 and was granted membership in the National Association of Securities Dealer, Inc., now known as The Financial Industry Regulatory Authority, in May 1993. The Company is a wholly owned subsidiary of MB Trading Holdings, LLC ("MBTH"). The Company is an introducing broker and as such, it does not hold customers' funds or securities for or owe any money or securities to customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2010.

Concentration of Credit Risk

The Company currently maintains substantially all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were in excess of the federally insured amount as of December 31, 2010.

1. ORGANIZATION

Manhattan Beach Trading Financial Services, Inc. (the "Company") was granted registration as a broker-dealer by the Securities and Exchange Commission in May 1992 and was granted membership in the National Association of Securities Dealer, Inc., now known as The Financial Industry Regulatory Authority, in May 1993. The Company is a wholly owned subsidiary of MB Trading Holdings, LLC ("MBTH"). The Company is an introducing broker and as such, it does not hold customers' funds or securities for or owe any money or securities to customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2010.

Concentration of Credit Risk

The Company currently maintains substantially all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were in excess of the federally insured amount as of December 31, 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Commissions on securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Interest income is recognized on money market accounts as earned. Fee income arising from transactions with exchange listed securities is recognized as the services are performed.

Accounts Receivable

Accounts receivable result primarily from fees and commission due from clearing houses (see Note 5) and broker dealers. The Company regularly evaluates the collectability of receivables and provides an allowance for doubtful accounts based on the historical write-off experience of such fees and commission. The Company did not have an allowance for uncollectible accounts as of December 31, 2010.

Clearing Deposits

Clearing deposits represent funds held by the Company's clearing houses for clearing members and may be in the form of cash, government obligations, money market mutual fund shares, certificates of deposit, or letters of credit, and are reflected in the accompanying statement of financial condition as current assets. The amount of deposits on hand will fluctuate over time as a result of, among other things, the extent of open positions held at any point in time by market participants in contracts and the margin rates then in effect for such contracts.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement establishes a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. These two inputs create the following fair value hierarchy:

> Level I: Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.
>
> Level II: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.
>
> Level III: Unobservable inputs for assets or liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

Management believes that the carrying amounts of the Company's significant financial instruments including cash, accounts and commissions receivable, accounts payable and accrued liabilities, and commissions payable approximate their fair value as of December 31, 2010, based on their relatively short-term nature. In the opinion of management, the fair value of due to related parties cannot be estimated because the transactions cannot be assumed to have been consummated at arms-length; for that reason, the Company has not provided such disclosure. Other information about related-party transactions is provided, where applicable, elsewhere in these notes to the financial statements.

The Company did not have any Level II and III financial assets or liabilities as of December 31, 2010. During the year ended December 31, 2010, the Company did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Income Taxes

The Company accounts for income taxes under the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification ("ASC") 740. ASC 740 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse. Additionally, ASC 740 requires that a valuation allowance must be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. Management believes no valuation allowance was necessary as of December 31, 2010 (See Note 4).

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—An Interpretation of ASC 740* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, it provides guidance on the measurement, derecognition, classification and disclosure of tax positions, as well as the accounting for related interest and penalties. On January 1, 2009, the Company adopted Accounting for Uncertain Income Taxes under the provisions of ASC 740. The Company did not recognize any additional liability for unrecognized tax benefit for the year ended December 31, 2010. The Company will recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying statement of operations. As of December 31, 2010, the Company has not recognized liabilities for penalty and interest as the Company does not have liability for unrecognized tax benefits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising and Marketing

Advertising and marketing costs are charged to operations when incurred. The Company continues to expend significant advertising and promotion costs related to various initiatives in media advertising on a domestic and international basis.

Related Party Support Services

As more fully described in Note 7, the Company has entered into various services arrangements with affiliates. Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Subsequent Events

The Company evaluated subsequent events through February 28, 2011, which is the date the financial statements were issued.

Recently Issued But Not-Yet Adopted Accounting Pronouncements

In January 2010, the FASB updated ASC 820 to add disclosures for transfers in and out of level one and level two of the valuation hierarchy and to present separately information about purchases, sales, issuances and settlements in the reconciliation for assets and liabilities classified within level three of the valuation hierarchy. The updates to FASB ASC 820 also clarify existing disclosure requirements about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The updates to FASB ASC 820 are effective for fiscal years and interim periods beginning after December 15, 2009, except for the disclosures about activity in the reconciliation of level 3 activity, which are effective for fiscal years and interim periods beginning after December 15, 2010. The updates to ASC 820 enhance disclosure requirements and will not impact the Company's financial position, results of operations or cash flows.

3. STOCKHOLDER'S EQUITY

The Company is authorized to issue 1,000,000 shares of common stock with $1.00 par value. The Company's sole stockholder owns 10,000 shares of the Company's common stock. From formation through December 31, 2010, an additional aggregate of $513,346 was contributed to the Company and was credited to additional paid in capital. No contributions to capital were made during the year ended December 31, 2010.

4. INCOME TAXES

The Company's benefit for income taxes is as follows for the year ended December 31, 2010:

Current		
Federal	$	(49,699)
State		-
		(49,699)
Deferred tax benefit		(62,906)
	$	(112,605)

As of December 31, 2010, the Company's current and long term deferred tax assets consist primarily of Federal and state net operating loss carry-forwards.

Deferred taxes are computed on the differences between the book and tax bases in assets and liabilities. Deferred income taxes arise as a result of differences in the methods used to determine income and expenses for financial reporting versus tax reporting. These differences relate principally to the items noted above.

The Company will recognize interest and penalties related to unrecognized tax liabilities as income tax expense. As of December 31, 2010, the Company has not recognized liabilities for penalty and interest as the Company does not have liability for unrecognized tax liabilities. The Company's income tax returns may be subject to examination by federal and state taxing authorities. Because application of tax laws and regulations for many types of transactions is susceptible to varying interpretations, amounts reported in the accompanying financial statements could be changed at a later date upon final determination by taxing authorities. Management believes that the Company has no uncertain income tax positions that could materially affect its financial statements at both the federal and state jurisdiction levels. The Company's income tax returns remain open for examination generally for 3 years for federal income taxes, and 4 years for state income taxes.

5. CLEARING AGREEMENT

On June 27, 2001, the Company entered into an agreement with Penson Financial Services, Inc. ("Penson") to act as a clearing broker providing various services on behalf of the Company's customers. These services include execution of orders, preparation of confirmations and reports of activity and settlement of contracts and transactions in securities as well as providing all cashiering functions and constructing and maintaining all prescribed books and records. Penson is a member of major securities exchanges. The Company is subject to credit risk to the extent that Penson may be unable to fulfill its obligation to repay amounts owed to the Company.

5. CLEARING AGREEMENT (continued)

On a monthly basis, Penson remits commissions earned by the Company on securities transactions with customers, net of charges for floor brokerage and clearance fees. As of December 31, 2010, the Company had a receivable from Penson of $584,770. In connection with this clearing agreement, the Company is required to maintain a minimum interest bearing security deposit of $50,000 at December 31, 2010 with Penson. Such amount is included in clearing deposit in the accompanying statements of financial condition.

6. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of December 31, 2010, the Company had net capital of $994,160, which was $744,160 in excess of its required minimum net capital of $250,000. The Company's aggregate indebtedness to net capital ratio as of December 31, 2010 was 1.15-to-1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customers securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker/dealer and is also not subject to the possession and control statement.

7. RELATED PARTY TRANSACTIONS

In January 2010, the Company entered into a management services agreement with MBTH whereby MBTH will make available to the Company the services of its treasury, control and planning departments, or the equivalent thereof, to assist the Company with respect to accounting, control, and other financial matters as the Company requests. In addition, MBTH will make available to the Company the services of its internal audit and tax departments. In exchange for these services, the agreement called for the Company to pay MBTH $75,000 per quarter. The agreement was later amended to increase that amount to $150,000 per quarter effective July 1, 2010. The agreement is for three years unless terminated by the agreement of the parties. During the year ended December 31, 2010, the Company recorded $450,000 of expenses related to this agreement and had a payable to MBTH of $50,000 as of December 31, 2010.

7. RELATED PARTY TRANSACTIONS (continued)

In 2008, the Company entered into an expense sharing agreement with MB Trading Futures, Inc. ("MBTF"). MBTF is a related entity and is wholly owned by MBTH. In accordance with the agreement, MBTF agreed to assume responsibility for payment and the Company agreed to reimburse MBTF for certain expenses related to the Company's business such as accounting, legal, advertising, salaries and insurance. The agreement will continue in effect until i) terminated by submission of a sixty day notice by either party or ii) terminated for breach of contract by either party. During the year ended December 31, 2010, the Company recorded $4,531,825 of expenses related to this agreement and had a payable to MBTF of $595,700 as of December 31, 2010.

In March 2010, the Company entered into a technical support and development agreement with MBT Workforce and Development, LLC ("Workforce"). Workforce is a related entity and is wholly owned by MBTH. In accordance with the agreement, Workforce will provide the Company with technical support related to the Company's software in addition to the development and maintenance of the Company's intellectual property. In exchange for these services, the Company will pay MBTH $255,000 per quarter. The agreement is for five years and will renew automatically after that for an additional twelve months unless terminated by submission of a ninety day notice by either party. During the year ended December 31, 2010, the Company recorded $850,000 of expenses related to this agreement and had a payable to Workforce of $85,000 as of December 31, 2010.

In January 2010, the Company entered into a technical support and development agreement with MBT IP, LLC ("MBTIP"). MBTIP is a related entity and is wholly owned by MBTH. In accordance with the agreement, MBTIP will provide the Company with the right to use its intellectual trading property. In exchange for the use of the intellectual property, the Company will pay MBTIP $0.25 for each trade made utilizing the intellectual property. The agreement is for one year term unless earlier terminated by mutual agreement or for breach of contract. During the year ended December 31, 2010, the Company recorded $239,052 of expenses related to this agreement and had a payable to MBTIP of $69,182 as of December 31, 2010.

8. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be involved in various claims, lawsuits and disputes with third parties, actions involving allegations of discrimination or breach of contract incidental to the ordinary operations of the business. The Company is not currently involved in any litigation which management believes could have a material adverse effect on the Company's financial position or results of operations.

8. COMMITMENTS AND CONTINGENCIES (continued)

Credit Risk

The Company's customer's securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payments of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may incur losses it cannot cover, and in such case could result in liability to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Other

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations.